____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

EMBRAER


INVESTOR DAY

EMBRAER


INVESTOR DAY

FRANCISCO GOMES NETO
President & CEO
Embraer

MAKE A DIFFERENCE

EMPOWER GLOBAL AEROSPACE THROUGH EFFICIENCY AND INNOVATION



EMBRAER

INVESTOR DAY

DELIVERING RESULTS TODAY

WELL POSITIONED FOR SUSTAINABLE GROWTH



- $22.7 bn backlog, highest over past 9 years (+27% year over year)
- Investment grade by Fitch and S&P – Moody's outlook positive
- NYSE stock price appreciated 147% in last 12 months
- All businesses profitable and growing with modern, competitive products
- Great Place To Work in every location where we are present

CULTURE OF EXCELLENCE BASED ON SAFETY FIRST, QUALITY ALWAYS

SAFETY FIRST QUALITY ALWAYS

UNLEASHING CAPABILITIES

POTENTIAL TO REACH REVENUES OF $10 BN UNTIL 2030*


CUSTOMER
SALES
DELIVERIES
ESG
EFFICIENCY & SIMPLIFICATION
TECHNOLOGY & INNOVATION

*Without Eve Air Mobility

EMBRAER

GROWTH DRIVERS

INVESTOR DAY



SALES

- Materialize sales campaigns for all businesses
- Promote synergies & integration across businesses
- Convert Eve's Letters of Intent into firm orders

DELIVERIES

- Assure manufacturing capacity for sustainable growth
- Stable and more predictable supply chain
- Production and deliveries linearity across the year

EMBRAER

OPTIMIZING GLOBAL SUPPLY CHAIN

INVESTOR DAY



CAPABILITY BUILDING

Supply Chain Academy

Localized & expanded presence



DIGITAL TRANSFORMATION

Source to Pay Cycle Digitalization

AI for inventory management and material forecasting



SUPPLY CHAIN RECOVERY

Supplier development team

Suppliers' risk management tools

EMBRAER

PRESENCE IN THE USA

INVESTOR DAY

45 years
in the country

+ 2,000
aircraft in operation

+3,000
qualified jobs

Presence
across 32 states

$3 bn
in assets

EMBRAER

US GROWTH STRATEGY

INVESTOR DAY



Commercial Aviation:
Increasing E-Jets fleet in the US

- E175 expanding its presence in the regional segment.
- E190/195-E2 attracting interest from Network Carriers to complement larger narrow-bodies.



Executive Jets:
Growing demand across the portfolio

- Phenom 100EX and Phenom 300E: Most desired. Most delivered.
- Praetor 500 and Praetor 600: Most advanced technologies. Strong momentum with fleet operators.



Defense & Security:
New opportunities for A-29 and C-390

- A-29 market is growing globally in addition to an increasing need for advanced training.
- The C-390 is ready to serve the US needs for transport, mobility, and air to air refueling.



Services & Support:
Expanding service network

- Doubled U.S. capacity to serve Executive Jets fleet with new facilities in OH, TX and FL.
- New MRO facility for E-Jets in Fort Worth, TX to increase capacity by 53%.



Eve Air Mobility:
Key markets and strategic partners

- Los Angeles, San Francisco, Chicago, New York, Miami, Orlando.
- United, Republic Airways, BAE Systems, Nidec Corp.

ENTERPRISE EFFICIENCY

SIMPLER AND MORE AGILE COMPANY MEANS PROFITABILITY

INVENTORY TURN

- Governance, S&OP
- Digital intelligence

COGS REDUCTION

- Multidisciplinary teams across the organization
- Production lead time reduction



LEAN DIGITAL

- Efficiency & growth
  - Inventory
  - Operations
  - Engineering
  - Services

ENTERPRISE EFFICIENCY PROGRAM

- Kaizen
- Boa Ideia (ideation program)
- Production linearity

EMBRAER

TECHNOLOGY & INNOVATION IN EVERYTHING WE DO

INVESTOR DAY



ZERO EMISSIONS



AUTONOMOUS FLIGHT



AI & DATA SCIENCE



INDUSTRY 4.0



AIRFRAME COMPETITIVENESS



PASSENGER EXPERIENCE

EMBRAER

ESG

INVESTORDAY

ENVIRONMENTAL

- Net-zero Aviation by 2050:
  - Tests on 100% SAF – E195-E2, Praetor 600 and Phenom 300E
- Carbon Neutrality by 2040:
  - Increased usage of SAF in MLB
  - Starting to use biomethane in GPX
  - Operations in Brazil and Portugal on 100% green energy

SOCIAL

- Increased diversity for entry-level hires
- Women in senior leadership positions
- 1,480 students qualified through the “Social Tech” program
- Women in the Master of Science in Aeronautical Engineering program

GOVERNANCE

- Maintain the highest standards of governance
- ANEFAC 2024 Transparency Award


2050

EMBRAER

KEY SUCCESS FACTORS FOR 2025-2030

INVESTOR DAY



SALES
- Materialize key sales campaigns
- Services network expansion

DELIVERIES
- Ramp-up production and supply chain
- Improve leveling throughout the year

EFFICIENCY & SIMPLIFICATION
- Lean & Kaizen culture
- Lean digital

TECHNOLOGY & INNOVATION
- Innovation Verticals
- Partnerships

ESG
- Net-zero aviation
- Diversity & inclusion

SAFETY FIRST
QUALITY ALWAYS

EMBRAER


INVESTOR DAY

EMBRAER

Mentimeter

INVESTOR DAY

Please scan the QR Code
with your mobile device
to submit questions

Or join at menti.com
with the code 1154 3967

EMBRAER

COMMERCIAL AVIATION




INVESTOR DAY

EMBRAER

COMMERCIAL AVIATION


INVESTORDAY

Mentimeter

Please scan the QR Code with your mobile device to submit questions

Or join at menti.com with the code 1154 3967

EMBRAER

EXECUTIVE AVIATION




INVESTORDAY

EMBRAER

EXECUTIVE AVIATION





INVESTORDAY

Mentimeter

Please scan the QR Code with your mobile device to submit questions

Or join at menti.com with the code 1154 3967

EMBRAER




INVESTOR DAY

DEFENSE & SECURITY

EMBRAER

DEFENSE & SECURITY


INVESTORDAY

Mentimeter

Please scan the QR Code with your mobile device to submit questions

Or join at menti.com with the code 1154 3967

EMBRAER

INVESTOR DAY



Evacuation Day
JUN
JUL
AUG
SEP
OCT

EMBRAER

SERVICES & SUPPORT


INVESTOR DAY

EMBRAER


INVESTORDAY

SERVICES & SUPPORT

Mentimeter

Please scan the QR Code with your mobile device to submit questions

Or join at menti.com with the code 1154 3967


EVE
MOBILITY REIMAGINED


EVE

ENGINEERING PROTOTYPE, ONGOING TESTING

- HIGH AND LOW VOLTAGE SYSTEMS TESTS
- THERMAL-RUNAWAY CONTAINMENT TEST
- TRANSITION BOOM TEST
- FLIGHT TEST INSTRUMENT (FTI) INTEGRATION
- TRANSMISSION & RECEPTION TESTS

ADVANCING THE AAM ECOSYSTEM



CUSTOMER SUPPORT
TRAINING SERVICES
TECHNICAL SOLUTIONS
TechCare
FLIGHT OPS SOLUTIONS
MATERIALS &BATTERY SOLUTIONS
MRO SERVICES

ALL-IN-ONE SERVICE PORTFOLIO PROVIDING HIGHER AIRCRAFT AVAILABILITY AND COSTS OPTIMIZATION

EMBRAER | CAE

TRAINING SERVICES

EMBRAER & CAE JOINT VENTURE SELECTED AS PILOT AND MAINTENANCE TRAINING PROVIDER

EVE Vector

EVE WORKED WITH BRAZILIAN OPERATOR (REVO) TO DEVELOP ATM SERVICES IN REAL-LIFE SIMULATION

BASIS OF CERTIFICATION IN BRAZIL

- BRAZIL'S AVIATION AUTHORITY (ANAC) PUBLISHED AIRWORTHINESS CRITERIA FOR EVE-100 CERTIFICATION
- CERTIFICATION BASIS IS CRITICAL TO PRODUCT DETAILING AND ADVANCEMENT FOR FLIGHT TESTING
- ENGINEERING PROTOTYPE 1ST FLIGHT EXPECTED FOR 1H2025
- EVE WILL CONTINUE TO ADVANCE TO ANAC TYPE CERTIFICATION AND FAA VALIDATION

MODULAR MANUFACTURING STRATEGY

Capital-efficient strategy to deploy manufacturing resources

Growth in modules helps reduce risk and keep pace with market growth

½ Module



120 units / year

1 Module



240 units / year

2 Modules



480 units / year

* Total planned manufacturing capacity of 480 units / year

~$740M RAISED SINCE IPO IN '22

IPO NYSE - 2022

EMBRAER
UNITED
acciona
BAE SYSTEMS
ROLLS ROYCE
SKYWEST
bradesco
THALES
Republic Airways
FALKO
AZORRA

$400 million

DEBT - 2023

BNDES

P&D standby facility | 12-year maturity
3–4-year grace period | 5-6% interest rate
disbursement 2023-2025

$100 million

NEW EQUITY - 2024

EMBRAER
SPACE FLORIDA
Nidec Aerospace

+ FINANCIAL INVESTORS

$96 million

NEW DEBT - 2024

BNDES $90 million
+
citi $50 million

$140 million

~$740 million in funding


Mobility Reimagined
EVEX
LISTED
NYSE

Mentimeter

Please scan the QR Code with your mobile device to submit questions

Or join at menti.com with the code 1154 3967

EMBRAER


INVESTOR DAY

LUIS CARLOS AFFONSO
SVP Engineering & Technology Development
Embraer

EMBRAER

INVESTOR DAY

ENGINEERING EXCELLENCE

SAFETY FIRST, QUALITY ALWAYS.


SAFETY
WORLD-CLASS ENGINEERING
KEY DOMAIN TECHNOLOGIES
PROJECT MANAGEMENT
CUSTOMER SUPPORT & SERVICES
PROCESS & EFFICIENCY MANAGEMENT
LEAN DEVELOPMENT
CUSTOM-MADE SOLUTIONS
PRODUCT LIFE CYCLE MANAGEMENT
COMPLEX SYSTEMS INTEGRATION

EMBRAER

INVESTORDAY

MORE THAN 20 AIRCRAFT CERTIFIED SINCE 2000


ERJ 145 XR
EMBRAER 170
EMBRAER 175
PHENOM 100
LEGACY 650
LEGACY 500
LEGACY 450
EMBRAER 175 PLUS
IPANEMA 203
PRAETOR 600
PRAETOR 500
ELECTRIC IPANEMA - POC
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2021
LEGACY 600
EMBRAER 190
EMBRAER 195
LINEAGE 1000
PHENOM 300
AEW&C India
KC-390
E190-E2
E 195-E2

EMBRAER

INNOVATION VERTICALS

INVESTOR DAY


ZERO EMISSIONS


AUTONOMOUS FLIGHT


AI & DATA SCIENCE


INDUSTRY 4.0


AIRFRAME COMPETITIVENESS


PASSENGER EXPERIENCE



EMBRAER

TECHNOLOGY & INNOVATION


INVESTOR DAY

EMBRAER


INVESTOR DAY

ANTONIO CARLOS GARCIA
Executive Vice President & CFO
Embraer


EMBRAER
FROM HARVEST SEASON
TO SUSTAINABLE GROWTH
INVESTORDAY

EMBRAER

INVESTOR DAY

FROM HARVEST SEASON TO SUSTAINABLE GROWTH



NET REVENUE
5,463
3,771
4,197
4,540
5,268
6,058
6,000 – 6,400
2019
2020
2021
2022
2023
3Q24 LTM
2024E

Note: Revenue, adjusted EBIT, adjusted EBITDA and FCF do not consider EVE
*3Q24 Adj. EBITDA Margin LTM ex BA, 11.5% and 3Q24 Adj. EBIT Margin LTM ex BA, 7.8%

US$m

FROM HARVEST SEASON TO SUSTAINABLE GROWTH

INVESTOR DAY

NET REVENUE



5,463
3,771
4,197
4,540
5,268
6,058
6,000 – 6,400
2019
2020
2021
2022
2023
3Q24 LTM
2024E

ADJUSTED EBITDA*



2.0%
2.2%
8.6%
10.1%
10.7%
14.0%
2019
2020
2021
2022
2023
3Q24 LTM
Adj. EBITDA Margin
Adj. EBITDA

Note: Revenue, adjusted EBIT, adjusted EBITDA and FCF do not consider EVE
*3Q24 Adj. EBITDA Margin LTM ex BA, 11.5% and 3Q24 Adj. EBIT Margin LTM ex BA, 7.8%

US$m

FROM HARVEST SEASON TO SUSTAINABLE GROWTH

EMBRAER

INVESTORDAY

NET REVENUE



5,463
3,771
4,197
4,540
5,268
6,058
6,000 – 6,400
2019
2020
2021
2022
2023
3Q24 LTM
2024E

ADJUSTED EBITDA*



2.0%
2.2%
8.6%
10.1%
10.7%
14.0%
2019
2020
2021
2022
2023
3Q24 LTM
Adj. EBITDA Margin
Adj. EBITDA

ADJUSTED EBIT*



-0.1%
-2.7%
4.0%
6.0%
6.6%
10.3%
9.0% - 10.0%
2019
2020
2021
2022
2023
3Q24 LTM
2024E
Adj. EBIT Margin
Adj. EBIT

Note: Revenue, adjusted EBIT, adjusted EBITDA and FCF do not consider EVE

*3Q24 Adj. EBITDA Margin LTM ex BA, 11.5% and 3Q24 Adj. EBIT Margin LTM ex BA, 7.8%

US$m

EMBRAER

INVESTOR DAY

FROM HARVEST SEASON TO SUSTAINABLE GROWTH

NET REVENUE



5,463
3,771
4,197
4,540
5,268
6,058
6,000 – 6,400
2019
2020
2021
2022
2023
3Q24 LTM
2024E

ADJUSTED EBITDA*



2.0%
2.2%
8.6%
10.1%
10.7%
14.0%
2019
2020
2021
2022
2023
3Q24 LTM
Adj. EBITDA Margin
Adj. EBITDA

ADJUSTED EBIT*



-0.1%
-2.7%
4.0%
6.0%
6.6%
10.3%
9.0% - 10.0%
2019
2020
2021
2022
2023
3Q24 LTM
2024E
Adj. EBIT Margin
Adj. EBIT

ADJUSTED FREE CASH FLOW



-182
-990
307
540
318
364
300 or better
2019
2020
2021
2022
2023
3Q24 LTM
2024E

Note: Revenue, adjusted EBIT, adjusted EBITDA and FCF do not consider EVE
*3Q24 Adj. EBITDA Margin LTM ex BA, 11.5% and 3Q24 Adj. EBIT Margin LTM ex BA, 7.8%

US$m

RETURN ON INVESTED CAPITAL

ROIC ABOVE WACC SUPPORTED BY IMPROVED OPERATIONAL AND FINANCIAL METRICS



%
%
%



RETURN ON INVESTED CAPITAL

ROIC ABOVE WACC SUPPORTED BY IMPROVED OPERATIONAL AND FINANCIAL METRICS



EMBRAER AVG. COST OF CAPITAL
9.8%
7.0%
4.9%
8.7%
6.8%
3.9%
-0.2%
-1.5%
2.5%
6.0%
8.8%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024E

EMBRAER

BACK TO INVESTMENT GRADE

INVESTORDAY

US$m 1- as of September 30.

EMBRAER

BACK TO INVESTMENT GRADE

INVESTORDAY

Gross Debt
US$2,577

Cash
US$1,492

Net Debt
US$1,086

RCF
US$1,000

Net Debt-to-EBITDA Ratio
1.3x

STANDARD & POOR'S
BBB-

FitchRatings
BBB-

MOODY'S
Ba1
*Positive outlook

US$m 1- as of September 30.

ACCRETIVE BACKLOG





US$ Bn

* Revenue breakdown does not include "Others" Business Unit.

EMBRAER

ACCRETIVE BACKLOG

INVESTORDAY



+58%
14.4
17.0
17.5
18.7
22.7
2020
2021
2022
2023
3Q24

US$ Bn

* Revenue breakdown does not include "Others" Business Unit.

EMBRAER

ACCRETIVE BACKLOG

INVESTORDAY



+58%
14.4
17.0
17.5
18.7
22.7
2020
2021
2022
2023
3Q24



+58%
14.4
22.7
2.0
3.6
1.2
7.6
3.5
3.6
4.4
11.1
+70%
0%
+280%
+50%
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation
2020
3Q24

US$ Bn

* Revenue breakdown does not include "Others" Business Unit.

ERJ EV / FWD. EBITDA vs PEERS

*BA, AIR, AM, TXT, GD, BBD, LMT, RTX, NOC, LHX and LDO

EMBRAER

INVESTOR DAY

ERJ EV / FWD. EBITDA vs PEERS



15%
0%
-15%
-30%
-45%
-60%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
-30%
Premium / (Discount)
Average
-1 S.D.
+1 S.D.

*BA, AIR, AM, TXT, GD, BBD, LMT, RTX, NOC, LHX and LDO

EMBRAER

INVESTOR DAY

AN EMERGING GLOBAL GROWTH PLAY

DELIVERING RESULTS TODAY



- $22.7 bn backlog, highest over past 9 years (+27% year over year)
- Investment grade by Fitch and S&P – Moody's outlook positive
- NYSE stock price appreciated 147% in last 12 months
- All businesses profitable and growing with modern, competitive products
- Great Place To Work across all global sites

CULTURE OF EXCELLENCE BASED ON SAFETY FIRST, QUALITY ALWAYS

SAFETY FIRST
QUALITY ALWAYS

EMBRAER


INVESTOR DAY